UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-43058

BLUE MOON METALS INC.

(Translation of registrant’s name into English)

220 Bay Street, Suite 550, Toronto, Ontario, M5J 2W4 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

May 21, 2026

Filed via SEDAR+

To All Applicable Exchanges and Securities Administrators

Subject:    Blue Moon Metals Inc. (the "Issuer")

  Notice of Meeting and Record Date

Dear Sir/Madam:

We are pleased to confirm the following information with respect to the Issuer's upcoming meeting of securityholders:

Meeting Type:	Annual General and Special Meeting
Meeting Date:	July 30, 2026
Record Date for Notice of Meeting:	June 15, 2026
Record Date for Voting (if applicable):	June 15, 2026
Beneficial Ownership Determination Date:	June 15, 2026
Class of Securities Entitled to Vote:	Common Stock
Restricted Common Stock
ISIN:	CA09570Q5095
CA09570Q8065
Issuer sending proxy materials directly to NOBOs:	No
Issuer paying for delivery to OBOs:	No
Notice and Access for Beneficial Holders:	Yes
Beneficial Holders Stratification Criteria:	N/A
Notice and Access for Registered Holders:	Yes
Registered Holders Stratification Criteria:	N/A

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Issuer.

Yours truly,

 Odyssey Trust Company

as agent for Blue Moon Metals Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUE MOON METALS INC.

	By:	/s/ Frances Kwong
		Name:	Frances Kwong
		Title:	Chief Financial Officer and Corporate Secretary

Date: June 1, 2026